Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

May 21, 2010

VIA EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:         Barnes & Noble, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 1, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2009
Current Report on Form 8-K
Filed October 1, 2009
Quarterly Report on Form 10-Q for the Quarterly Period Ended January 30, 2010
Filed March 11, 2010
File No. 001-12302

Dear Mr. Owings:

On behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated May 14, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing additional comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the “10-K”), filed by the Company with the Commission on April 1, 2009, the definitive proxy statement on Schedule 14A (the “Proxy”), filed by the Company with the Commission on April 16, 2009, the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2009 (the “October 8-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended January 30, 2010 (the “10-Q”), filed by the Company with the Commission on March 11, 2010.

The Company responded to the Staff’s initial comments with respect to the above-referenced filings in the Commission’s letter dated April 12, 2010, by letter dated April 26, 2010 (the “Company’s Response Letter”).

We respectfully submit the following responses to the additional comments contained in the Comment Letter.  For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

RESPONSES

Form 10-K for the Fiscal year Ended January 31, 2009

Note 10.  Other Comprehensive Earnings (Loss), Net of Tax, page F-40

1.	We have reviewed your response to comment 11 in our letter dated April 12, 2010. Please provide us with the information required by FASB ASC 715-20-50-1(j) for each balance sheet presented.

Response:         Set forth below is a table showing for each balance sheet presented in the Company’s Response Letter the components of Accumulated Other Comprehensive Loss that have not yet been recognized as components of net periodic benefit cost, including the net actuarial gain or loss.  The Company had no net prior service cost/credit or net transition asset/obligation for the periods presented.

The components of Accumulated Other Comprehensive Loss are as follows:

	Foreign Currency Translation	Minimum Pension and Postretirement Liability	Accumulated Other Comprehensive Loss

Balance at January 28, 2006	$(180)	(8,905)	$(9,085)
Net actuarial (loss)/gain, net of tax	--	407	407
Amortization of net actuarial (loss)/gain, net of tax	--	749	749
Foreign currency translation adjustments	843	--	843

Balance at February 3, 2007	663	(7,749)	(7,086)
Net actuarial (loss)/gain, net of tax	--	(3,189)	(3,189)
Amortization of net actuarial (loss)/gain, net of tax	--	679	679
Foreign currency translation adjustments	73	--	73

Balance at February 2, 2008	736	(10,259)	(9,523)
Net actuarial (loss)/gain, net of tax	--	(2,504)	(2,504)
Amortization of net actuarial (loss)/gain, net of tax	--	876	876
Foreign currency translation adjustments	(3,352)	--	(3,352)

Balance at January 31, 2009	$(2,616)	(11,887)	$(14,503)

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

2.
We note your responses to comments 13 and 17 of our April 12, 2010 letter.  Please confirm whether in future filings, if appropriate, you will include the information contained in your responses.  With respect to comment 13, we note the first paragraph of your response stating that you will provide percentile goals in future filings.  Your response does not confirm, however, whether you will provide the information contained in the third paragraph of your response regarding the allocation of cash and equity compensation.

Response:         We confirm that the Company will include disclosure in future filings of the nature presented in the Company’s responses to the Staff’s comments 13 and 17 in the Company’s Response Letter.  Specifically, we also confirm that the Company will include disclosure in future filings regarding the allocation of cash and equity compensation within the Company’s executive compensation structure and as compared to the Company’s identified peer group.  The Company may omit from future filings information that the Company believes will result in competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K.

Form 8-K filed October 1, 2009

Exhibit 10.1 Credit Agreement dated September 30, 2009

3.
We reissue comment 23 of our April 12, 2010 letter.  Please note that Item 601(b)(10) of Regulation S-K does not include a carve-out for schedules or attachments that you deem immaterial to an investment decision.  As to your indication that some of the information was confidential, you have the ability to seek confidential treatment with respect to any such data pursuant to Rule 24b-2.  Therefore, with your next current or periodic report, please file complete copies of this agreement, including all schedules or similar attachments.

Response:         We confirm that the Company will file a complete copy of the Credit Agreement, dated as of September 30, 2009 (the “Credit Agreement”), including the exhibits and schedules thereto.  At the time of filing, the Company expects to seek confidential treatment for some of the information contained in the exhibits and/or schedules to the Credit Agreement pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.  The Company will file the complete Credit Agreement as an exhibit to its upcoming Annual Report on Form 10-K, which the Company intends to file on or before June 30, 2010.

Form 10-Q for the Quarterly Period Ended January 30, 2010

Item 4:  Controls and Procedures, page 44

4.
We note that in response to comment 25 of our April 12, 2010 you confirm that you will provide the requested disclosure in future filings, but you do not include the proposed revisions as we requested in the opening paragraph of our letter.  Please provide us with your proposed revisions.

Response:         We confirm that the Company will include disclosure in certifications included in future filings as follows:

As of the end of the period covered by this report, the Company’s management conducted an evaluation (as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act), under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports.  Based on management’s evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

In connection with our above responses, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued assistance.  If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 212.633.3215.

Sincerely,

/s/ Joseph J. Lombardi
Joseph J. Lombardi
Chief Financial Officer
Barnes & Noble, Inc.

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